SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry
(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Closure of the Arbitral Proceedings

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, after approval by the Board of Directors (“CAD”), formalized, on this date, an agreement involving an Arbitration Process (“Dispute” or “Process”) that began in 2015 and which, in accordance with legislation, is processed in secrecy at the Brazil-Canada Arbitration and Mediation (“CAM-CCBC”).

The Company received from the counterparty, on 12/04/23, a formal proposal to close the aforementioned Process. Subsequently, the parties compromised until reaching a consensus that gives general and reciprocal settlement between them, through payment, by the Company, of the total amount of R$ 672 million, in two installments, the first being on 01/31/24 and the last, duly updated, until 03/31/25.

The litigation claims reached approximately R$ 3 billion, as disclosed in the Company's Reference Form and in the Explanatory Notes on the Financial Statements referring to 09/30/2023, and the composition definitively closes the demand that originated from a term of commitment celebrated by the Company in December 2012.

Throughout the arbitration procedure, the Company made its best efforts to mitigate the damages arising from the partial decisions that followed until reaching the arbitration award settlement phase and, finally, the best possible agreement, preserving Copel's interests.

Curitiba, January 25, 2024.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 25, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.